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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                   FORM 12b-25


NOTIFICATION OF LATE FILING                 COMMISSION FILE NUMBER 1-11803

                                            04-3164298
                                            (I.R.S. Employer Identification No.)

         (CHECK ONE) :

/X/ Form 10-K and Form 10-KSB / / Form 20 -F / / Form 11-K / / Form 10-Q and
 Form 10QSB / / Form N_SAR

For Period Ended:  DECEMBER 31, 1999

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in the Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item (s) to which the notification relates: N/A

PART I - RESISTRATION INFORMATION

Full Name of Registrant: American Pad & Paper Company

Former Name if applicable: N/A

Address of Principal Executive Office (Street and Number): 17304 Preston Road, Suite 700

City, State and Zip Code: Dallas, Texas 75252-5613

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     /X/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12B- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Company's Annual Report on Form 10-K for the year ended December 31, 1999, could not be filed within the prescribed time period due to events surrounding an involuntary Chapter 11 Bankruptcy filing on January 10, 2000, followed by a voluntary petition filed on January 14, 2000, by the Company. As such, the Company and its legal and financial advisors were not able to complete the review in time to permit the filing of the Registrant's Annual Report on Form 10-K within the prescribed period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     David N. Pilotte, VP and Corporate Controller (972) 733-6200

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

     /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / / Yes /X/ No

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A



Date: March 30, 2000                 By: /s/ James W. Swent III
                                       -------------------------------

                                       James W. Swent III
                                       Chief Executive Officer and
                                       Chief Financial Officer